Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267520

February 13, 2026

2026 THE TOP ETF INNOVATORS

State Street Investment Management

One Congress Street, Boston, MA 02114 • statestreet.com/im

As the investment management arm of State Street, we draw from our global scale and market-tested expertise to create original solutions and better outcomes for our clients and the world’s investors.

STATE STREET INVESTMENT MANAGEMENT Anna Paglia Chief Business Officer

 Wide Access to Diverse

Investment Opportunities

 After creating many of the world’s first exchange-traded funds, our family of ETFs has been giving investors new and better ways to invest for over 30 years.

When advisors sign up with you, what specific problems are they hoping to solve? We strive to help create better outcomes for advisors and the clients they serve. Their needs can vary from retirement planning to seeking more tax efficient solutions to buying that first home. But as markets and the needs of investors evolve, we engage with financial advisors on how to create better financial futures for their clients through the variety of investment solutions we offer.

What about your services motivates them to sign up when they hear about you? We craft thoughtful, rigorous, and precise investment solutions backed by the experts we have around the globe and our standing as the 4th-largest asset manager in the world.

How do you make them happy? We take a consultative approach in our engagements with financial advisors. We try to understand the multiple dimensions of their unique needs and objectives to ensure the right and most efficient solution is presented.

Our global ETF business is committed to delivering simple, well-crafted and innovative solutions that can help investors execute on investment strategies, no matter how complex.

TICKER	NAME	MORNINGSTAR CATEGORY	GROSS EXPENSE RATIO
SPYM	STATE STREET® SPDR® PORTFOLIO S&P 500® ETF	LARGE BLEND	0.02%
GLD®	SPDR® GOLD SHARES	COMMODITY	0.40%
ALLW	STATE STREET® BRIDGEWATER® ALL WEATHER® ETF	TACTICAL ALLOCATION	0.85%
PRIV	STATE STREET® IG PUBLIC & PRIVATE CREDIT ETF	INTERMEDIATE CORE-PLUS BOND	0.70%
TOTL	STATE STREET® DOUBLELINE® TOTAL RETURN TACTICAL ETF	INTERMEDIATE CORE-PLUS BOND	0.55%

Disclosures

Investing involves risk including the risk of loss of principal.

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSGA’s express written consent.

All information is from SSGA unless otherwise noted and has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation or warranty as to the current accuracy, reliability or completeness of, nor liability for, decisions based on such information and it should not be relied on as such.

The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor.

Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to GLD:

GLD has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, GLD or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLD do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor.

GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Congress Street, Boston, MA, 02114; T: +1 866 320 4053 spdrgoldshares.com

Bridgewater provides a daily model portfolio to SSGA Funds Management Inc. (SSGA FM) based on their proprietary All Weather® asset allocation approach. The model portfolio is specific to the Fund. Based on Bridgewater’s investment recommendations, SSGA FM purchases and sells securities and/ or instruments for the Fund. SSGA FM seeks to implement Bridgewater’s investment recommendations, but may change the Fund’s investment allocation at any time.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

Intellectual Property Information: The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“S&P DJI”) and have been licensed for use by State Street Global Advisors. S&P®, SPDR®, S&P 500®, US 500 and the 500 are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and has been licensed for use by S&P Dow Jones Indices; and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by State Street Global Advisors. The fund is not sponsored, endorsed, sold or promoted by S&P DJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of these indices.

DoubleLine® is a registered trademark of DoubleLine Capital LP. Bridgewater® and All Weather® are registered trademarks of Bridgewater® Associates, LP.

Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1-866-787-2257 or visit ssga.com. Read it carefully.

© 2026 State Street Corporation. All Rights Reserved.

State Street Investment Management, One Congress Street, Boston, MA 02114

Not FDIC Insured - No Bank Guarantee – May Lose Value

8714177.1.1.AM.RTL | Exp. Date: 1/31/2027

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.